October 25, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (949) 861-8694</u>

Mr. Marian J. Barcikowski
Chief Financial Officer
Universal Guardian Holdings, Inc.
4695 MacArthur Blvd.
Suite 300
Newport Beach, CA 92660

Re: Universal Guardian Holdings, Inc.
        Form 10-KSB for the year ended December 31, 2004
        File No. 000-24755

Dear Mr. Barcikowski:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief